Exhibit 99.2

Notice of Notice-and-Access

You are receiving this notification because Standard Lithium Ltd. (“Standard Lithium Ltd.” or the “Corporation”) has decided to use notice-and-access for the delivery of meeting materials to its shareholders in respect to its Annual General and Special Meeting of Shareholders to be held on Tuesday April 4, 2023. The Canadian securities administrators (“CSA”) have adopted rules, which permit the use of notice-and-access procedures (“N&A”) for delivery of proxy solicitation materials instead of the traditional physical delivery and mailing of the Notice of Shareholder Meeting and Management Information Circular (the “Circular”). N&A procedures allow the Corporation to post meeting related materials including the Notice of Annual Meeting of Shareholders, the Circular, and the form of proxy, as well as the annual financial statements and management’s discussion and analysis (collectively, the “Meeting Materials”) on a website separate from, and in addition to, the Corporation’s SEDAR profile. Instead of mailing the Meeting Materials, only this notice of Notice-and-Access, with information on how shareholders may access the Meeting Materials via the internet, together with the form of proxy (together the “Notice Package”) is mailed to all shareholders of the Corporation. Under N&A, Meeting Materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the Circular can be requested at any time during this period.

Standard Lithium Ltd. has elected to utilize notice-and-access and provide you with the following information:

Meeting Date and Time:	April 4, 2023 at 10:00 a.m. PT

Meeting Location:	at https://virtual-meetings.tsxtrust.com/1428

Meeting Materials:	Meeting materials are available electronically at www.sedar.com and also on https://www.standardlithium.com/investors/sedar

In addition to the virtual meeting, the Company is inviting shareholders to view the meeting in person at the First Financial Hall located in the Murphy Arts District in downtown El Dorado, Arkansas at 101 East Locust Street, El Dorado, Arkansas. The Company will be streaming the virtual meeting live from the First Financial Hall and will provide shareholders with an opportunity to meet members of management in person.

SHAREHOLDERS SHOULD REVIEW
THE MANAGEMENT INFORMATION CIRCULAR BEFORE VOTING

Please follow the instructions accompanying the Voting Information Form (“VIF”) you receive with respect to returning it.

Shareholders will be asked to consider and vote on the following matters:

•	APPOINTMENT OF AUDITOR: To appoint and fix the remuneration of the auditor of the Corporation for the ensuing year. See the section entitled Appointment of Auditor in the Circular.

•	ELECTION OF DIRECTORS: To elect directors of the Corporation for the ensuing year. See the section entitled Election of Directors in the Circular.

•	APPROVAL OF AMENDED AND RESTATED OPTION PLAN: To approve the amended and restated option plan of the Corporation for the ensuing year. See the section entitled Approval of Amended and Restated Option Plan in the Circular.

•	APPROVAL OF AMENDED AND RESTATED INCENTIVE PLAN: To approve the amended and restated incentive plan of the Corporation for the ensuing year. See the section entitled Approval of Amended and Restated Incentive Plan in the Circular.

If you wish to receive a paper copy of the Circular or have questions about notice-and-access, please call 1-888-433-6443 or email tsxt-fulfilment@tmx.com. In order to receive a paper copy in time to vote before March 31, 2023 at 10:00 a.m. PT, your request should be received by March 21, 2023.

Stratification used: NO

HOW DO I VOTE?

There are several convenient ways to vote your shares including online, telephone, fax and via mail. Beneficial shareholders should vote using the website listed on their VIF, using the control number provided.

BOARD RECOMMENDATION

The Board of Directors of the Corporation unanimously recommend that shareholders VOTE FOR each of the proposed resolutions.

www.tsxtrust.com
VANCOUVER CALGARY TORONTO MONTRÉAL